SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras presents new prices on gas from Bolivia in order to encourage consumption

(Rio de Janeiro, December 23, 2003). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that is presenting to distributors a new pricing structure on natural gas imported from Bolivia. Effective January 2004, the new prices will be based on incentive prices (with a progressive discount) for additional gas quotas. As a consequence, the more is sold, the lower the price for all consumers.

The goals of Petrobras are to accelerate the development of the natural gas market in Brazil, and provide economical benefits to all the value chain: Producers, transporters, distributors, consumers, and Petrobras itself.

The new policy intends to give the consumers the benefits obtained from the Bolivia gas producers, negotiated in exchange for increasing the imported volume in short-time. Petrobras is also negotiating with the shareholders and creditors of the Transportadora do Gasoduto Bolívia-Brasil (TBG), which is controlled by Petrobras, in order to obtain a short-term decrease in the transportation fee in exchange for increasing the transported volume. The increase on gas consumption will also reduce the financial exposure of Petrobras to the “ship or pay” agreement.

The increase in gas consumption in Brazil will allow the faster monetization of the reserves, which include Petrobras and Bolivia reserves, and will provide a new perspective on using the associated gas produced by the Campos basin, and the Santos basin in the future.

Since January this year, the sales price of the Bolivian natural gas offered by the Company to distributors in the states of São Paulo, Minas Gerais, Paraná, Santa Catarina, Rio Grande do Sul, and Mato Grosso do Sul is US$ 3.36/MMBtu (per million BTUs*).

According to the new pricing structure presented by Petrobras, the sales price for additional consumption quotas will be US$ 2.70/MMBtu. If the sales increase is of 40% or more, the distributor will have a progressive discount on the ceiling price.

If a specific distributor increases their sales by 70% until the end of the next year, the price paid to Petrobras will be US$ 2.79/MMBtu, for all the Bolivian gas purchased, resulting in an additional 17% discount over the current price, or 22% over the contract price. The table below shows examples of average sales prices, according to the percentage increase in sales volume.

Petrobras will negotiate with distributors these long-term incentive procedures, which will be incorporated to the current supply contracts, in order to guarantee a growing competitiveness of natural gas. By doing so, the Company believes to be contributing to the inclusion of natural gas into the Brazilian energy matrix.

(*) 1 million BTUs = 26.8 m3 (cubic meters)

Example of the New Policy
Additional Sale (%)	Price on Base Volume (USS/MMBtu)	Price on Additional Consume (USS/MMBtu)	Average Price (USS/MMBtu)	Difference on Current Price	Difference on Contract Price (%)
0%	3,36	2,70	3,36	0	-7%
10%	3,36	2,70	3,30	-2%	-8%
20%	3,36	2,70	3,25	-3%	-10%
30%	3,36	2,70	3,21	-5%	-11%
40%	3,28	2,70	3,11	-7%	-14%
50%	3,09	2,70	2,96	-12%	-18%
60%	2,9	2,70	2,83	-16%	-21%
70%	2,86	2,70	2,79	-17%	-22%
80%	2,86	2,70	2,79	-17%	-23%
90%	2,86	2,70	2,78	-17%	-23%
100%	2,86	2,70	2,78	-17%	-23%

http://www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should“, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.